UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

Woori Finance Holdings Co., Ltd. ———————————————————————————————————
(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul 100-792, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Resignation of Audit Committee Member

Woori Bank, a wholly owned subsidiary of Woori Finance Holdings Co., Ltd., announced the resignation of two of its audit committee members on October 10,
2014.

Key Details

• Details of the resigning audit committee member
1) Name: Yong-Woo Kim
2) Beginning Date of Tenure: March 24, 2011
3) Ending Date of Tenure: December 30, 2014
4) Date of Resignation: October 10, 2014

• Details of the resigning audit committee member
1) Name: Seong-Yeal Lim
2) Beginning Date of Tenure: June 5, 2013
3) Ending Date of Tenure: June 5, 2015
4) Date of Resignation: November 3, 2014

• Details of the audit committee members after the resignations
1) Number of outside directors on the audit committee: 3
2) Number of non outside directors on the audit committee: 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.

Date: October 10, 2014	By:	/s/ Seung-Gyu Kim
	Name:	Seung-Gyu Kim
	Title:	Executive Vice President